Exhibit 3.4

THIRD Certificate of Amendment to

Sixth aMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

PROTARA THERAPEUTICS, INC.

Protara Therapeutics, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

First: The name of the Corporation is Protara Therapeutics, Inc.

Second: The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of Delaware is March 24, 2006, under the name “Proteon Therapeutics, Inc.”

Third: The amendments to the Sixth Amended and Restated Certificate of Incorporation of the Corporation, as heretofore amended (the “Certificate of Incorporation”), set forth in this Third Certificate of Amendment have been duly adopted in accordance with Section 242 of the General Corporation Law by the directors and the stockholders of the Corporation.

Fourth: The Certificate of Incorporation is hereby amended by:

(i) Amending Section 1 of Article Four to read in its entirety as follows:

“Section 1. Authorized Shares. The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is Two Hundred Ten million (210,000,000) shares, consisting of:

(a) Two Hundred million (200,000,000) shares of common stock, par value $0.001 per share (“Common Stock”); and

(b) Ten million (10,000,000) shares of undesignated preferred stock, par value $0.001 per share (the “Preferred Stock”).

Such stock may be issued from time to time by the Corporation for such consideration as may be fixed by the board of directors of the Corporation (the “Board of Directors”). The following is a statement of the powers, designations, preferences, privileges, and relative rights in respect of each class of capital stock of the Corporation.”

(ii) Adding a new Article Thirteen to read in its entirety as follows:

“To the fullest extent permitted by the DGCL as it now exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), no officer of the Corporation shall be personally liable to the Corporation or to any of its stockholders for monetary damages for breach of fiduciary duty as an officer, notwithstanding any provision of law imposing such liability; provided, however, that to the extent required from time to time by applicable law, this Article Thirteen shall not eliminate or limit the liability of an officer, to the extent such liability is provided by applicable law, (i) for any breach of the officer’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or (iii) under for any transactions from which the officer derived an improper personal benefit.

No amendment to or repeal of this Article Thirteen shall apply to or have any effect on the liability or alleged liability of any officer for or with respect to any acts or omissions of such officer occurring prior to the effective date of such amendment or repeal.”

Fifth: This Third Certificate of Amendment shall become effective upon filing with the Secretary of State of the State of Delaware.

In Witness Whereof, this Third Certificate of Amendment has been executed by a duly authorized officer of the Corporation as of June 12, 2026.

PROTARA THERAPEUTICS, INC.

By:	/s/ Jesse Shefferman
Name:	Jesse Shefferman
Title:	Chief Executive Officer